Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED APRIL 14, 2017
TO THE PROSPECTUS DATED MAY 2, 2016

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 2, 2016 as supplemented by Supplement No. 1, dated March 21, 2017 and Supplement No. 2, dated April 3, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose the departure and appointment of certain officers.

Departure and Appointment of Certain Officers

On April 11, the board of directors of Dividend Capital Diversified Property Fund Inc. (referred to herein as the “Company,” “we,” “our,” or “us”) appointed Dwight L. Merriman III to serve as Chief Executive Officer, Rajat Dhanda to serve as President and J. Michael Lynch to serve as Managing Director - Office, each appointment effective on April 13, 2017. As a result of Mr. Merriman’s appointment, Jeffrey L. Johnson will cease to serve as Chief Executive Officer of the Company.

The investment committee of the Company’s advisor, of which Messrs. Merriman and Dhanda are members, will continue to oversee our investment process. John A. Blumberg will continue to chair the investment committee. Richard D. Kincaid will continue to serve as the Chairman of the Board of the Company.

Mr. Merriman, age 56, is a member of the Investment Committee of Dividend Capital Total Advisors LLC, our Advisor.  He currently serves as Head of Real Estate for Black Creek Group responsible for the oversight of the investment process for industrial, office, retail and multi-family investments. He has also served as: Chief Executive Officer and a member of the board of directors of Industrial Property Trust Inc. (“IPT”), a non-traded REIT that is sponsored by an affiliate of our sponsor, since January 2013; a member of the board of managers of Industrial Property Advisors LLC, the advisor of IPT, since January 2013; a member of the board of managers of Industrial Income Advisor LLC, the former advisor to Industrial Income Trust Inc. (“IIT”), a former non-traded REIT that was sponsored by an affiliate of our sponsor, since March 2010; Chief Executive Officer and a member of the board of directors of Industrial Logistics Realty Trust Inc. (“ILT”), a non-traded REIT that is sponsored by an affiliate of our sponsor, since November 2014; and as a member of the board of managers of ILT Advisors LLC, the advisor to ILT, since November 2014. Mr. Merriman also served as a member of the board of directors and as the Chief Executive Officer of IIT, from February 2011 until November 2015. Mr. Merriman also has served as the Chief Executive Officer and as a member of the board of trustees of DC Industrial Liquidating Trust since November 2015.

Mr. Merriman has over 30 years of real estate investment and development experience. Previously, Mr. Merriman served from September 2007 through March 2010 as a Managing Director and the Chief Investment Officer of Stockbridge Capital Group LLC (“Stockbridge”), a real estate investment management company based in San Francisco, California, which had more than $3 billion in real estate under management. While with Stockbridge, Mr. Merriman served as a member of its investment and management committees, and was responsible for coordinating the investment activities of the company. From May 2000 to September 2007, Mr. Merriman was a Managing Director of RREEF Funds (“RREEF”), a real estate investment management company, in charge of RREEF’s development and value-added investment opportunities in North America. While at RREEF, he served on the investment committee and was involved in approving approximately $5 billion in commercial real estate transactions, and he started CalSmart, a $1.2 billion value-added real estate investment fund with the California Public Employees’ Retirement System. Prior to joining RREEF in 2000, Mr. Merriman served for approximately five years as a Managing Director at CarrAmerica Realty Corporation, where he was responsible for the company’s acquisition, development and operations activities in Southern California and Utah. Prior to that, he spent 11 years with the Los Angeles development firm of Overton, Moore & Associates, where he was responsible for developing industrial and office property throughout Southern California. Mr. Merriman received a B.S. in Business Administration from the University of Southern California and an M.B.A. from the Anderson School at the University of California at Los Angeles. Mr. Merriman is a member of the Urban Land Institute.

Mr. Dhanda, age 49, is a member of the Investment Committee of Dividend Capital Total Advisors LLC, our advisor. He currently serves as President of Black Creek Group, U.S., responsible for the oversight of distribution, marketing, product development, operations and legal functions. Prior to joining Black Creek Group, Mr. Dhanda spent 26 years at Morgan Stanley, leading key divisions of their institutional and Wealth Management platforms, while also serving on the firm’s Management and Risk Committee for his last eight years. Most recently, he was head of Investment Products and Services in

Wealth Management, responsible for all of the products distributed by Morgan Stanley’s financial advisors. In this capacity, he worked closely with the firm’s financial advisors and third party asset managers to design and distribute products offering a breadth of investment solutions. In addition, as a member of the division’s Executive and Operating Committees, Mr. Dhanda worked to develop strategies for the changing regulatory environment and the opportunities that technology and data offer today in the wealth management channels. Mr. Dhanda holds a BA in both Business Economics as well as Organizational Behavior & Management from Brown University.

Mr. Lynch, age 63, served as our President from July 2013 until April 13, 2017. Mr. Lynch has over 30 years of real estate development and investment experience. Prior to joining us, Mr. Lynch served as Chief Investment Officer of Arden Realty, Inc., a GE Capital Real Estate Company, from May 2007 to June 2013. While with Arden Realty, Mr. Lynch oversaw capital market activities for a $4.5 billion office and industrial portfolio and led a team responsible for approximately $2 billion in acquisition and disposition activity. From May 2004 to March 2007, he served as Senior Vice President of Investments for Equity Office Properties Trust. While at Equity Office Properties Trust, Mr. Lynch managed office investment activity in major cities in the Western U.S. and development activity throughout the U.S. and completed transactions valued at over $1.5 billion of core and core-plus properties.

Mr. Lynch serves as an Advisory Board member for American Homes 4 Rent. Mr. Lynch received his Bachelor of Science Degree in Economics, cum laude, from Mount Saint Mary’s College and his Master’s Degree in Architecture from Virginia Polytechnic Institute.

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